Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

DCA of Hyattsville, LLC
(a Maryland limited liability company)

the “Purchaser”

and

St. Thomas More Dialysis Center, LLC
(a Maryland limited liability company)

the “Seller”

____________

Dated as of December 31, 2008

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ii

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement,” which term includes all the Exhibits, Schedules, certificates, and other documents required and delivered under this Agreement) is made and entered into as of December 31, 2008, by and among DCA OF HYATTSVILLE, LLC, a Maryland limited liability company (“Purchaser”), whose principal address is c/o Dialysis Corporation of America, 1302 Concourse Drive, Suite 204, Linthicum, Maryland 21090 (“DCA”), and ST. THOMAS MORE DIALYSIS CENTER, LLC, a Maryland limited liability company  (“Seller”), whose principal address is 4920 LaSalle Road, Hyattsville, Maryland 20782.  Seller and Purchaser are sometimes collectively referred to as the “Parties.”

Recitals

A.           WHEREAS, Seller currently owns and operates an outpatient dialysis facility (the “Facility”) in an area of approximately 5,962 square feet (the “Premises”), which are located within a larger building at 4920 LaSalle Road, Hyattsville, Maryland 20782 (the “Building”);

B.           WHEREAS, Purchaser wishes to purchase from the Seller and the Seller wishes to sell to Purchaser, the assets of Seller identified in Section 1.1 below and the related schedules thereto, relating to the provision of dialysis services (except for the Excluded Assets) subject to and on the terms and conditions set forth in this Agreement, to enable the Purchaser to operate a free-standing outpatient kidney dialysis center (the “Business”) at the Facility.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual covenants, agreements, representations and warranties set forth in this Agreement, and other good and valuable consideration, Purchaser and the Seller, intending to be legally bound, agree as follows:

ARTICLE 1

SALE AND PURCHASE OF ASSETS

1.1           Sale and Purchase of Assets. Upon and subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 4.1), Seller shall sell, assign, transfer, convey and deliver to the Purchaser good and valid title to the Acquired Assets (defined below) free and clear of any Liens (as defined below in Section 5.1(a)), and the Purchaser shall purchase, acquire and accept from Seller, all of the right, title and interest in and to the interests and assets (the “Acquired Assets”), as hereafter described:

(a)           Equipment. All of the equipment, including dialysis equipment and machinery, computer hardware and software, office furniture, furnishings and fixtures, tools, vehicles and all other equipment and fixtures that are owned or leased by Seller and used in the operation of Seller’s Facility (other than the copier), a comprehensive list of which is set forth on attached Schedule 1.1(a) (the “Equipment”);

(b)           Inventory. All of Seller’s goods, materials and supplies, including, among others, pharmaceuticals, medical products and disposables, and similar inventory items that are actually on hand at the Facility, or documented to be en route thereto, with such additions thereto and deletions there from as may hereafter arise in the Ordinary Course of Business (as hereinafter defined) at the Facility prior to the Closing, the approximate summary of which items is set forth on Schedule 1.1(b) (the “Inventory”) in accordance with the provisions of Section 8.7 below.  Notwithstanding anything herein to the contrary, the Seller shall insure that the Inventory at Closing shall be sufficient for the Purchaser to operate the Business, in a similar manner as currently conducted by Seller, for two (2) weeks from the Closing Date.  “Ordinary Course of Business” shall mean an action taken by Seller if that action: (i) is consistent in nature, scope and magnitude with the past practices of Seller and is taken in the ordinary course of the normal day-to-day operations of the Facility; and (ii) does not require authorization by the members of Seller.

(c)           Patient Records; Manuals. All lists, appointment books and medical and non-medical records relating to patients of the Facility, as well as all policy and procedure manuals relating to the Seller’s operations (collectively, the “Records”) as shall be transferrable in accordance with applicable laws;

(d)           Licenses and Permits. All of Seller’s rights and interests in and to all licenses (including, without limitation all Medicare and Medicaid numbers and/or licenses), certifications, governmental and other permits, franchises and approvals, consents, other authorizations and accreditations as well as any pending applications or requests therefore made by or on behalf of the Seller, whether local, state or federal, relating to the Seller’s operations and/or Facility set forth on attached Schedule 1.1(d) (the “Licenses”) to the extent the same are so transferrable or assignable;

(e)           Assumed Agreements.  To the extent that such contracts and agreements are transferable and assignable, all of those contracts and agreements set forth on Schedule 1.1(e) between Seller and third parties, including all rights arising out of such agreements, which are assumed by the Purchaser in accordance with Section 1.2 below (the “Assumed Agreements”);

(f)           Prepaid Items.  All prepaid items or rebates relating to the Seller’s operations;

(g)          Utility Security Deposits.  All utility and security deposits set forth on attached Schedule 1.1(g) relating to Seller’s operations and any contract rights arising therefrom;

(h)          Other Records.  Except for the Excluded Documents (as hereinafter defined), all other records of Seller located at the Facility that are necessary for the continued operation of the Facility and Purchaser’s Business and in any case relating to the operation of the Facility from and after the Closing Date;

(i)           Intangible Assets.  All of Seller’s rights and interests in, the knowhow, trade secrets, plans, technical information and all other proprietary business information and goodwill for the operation of the Facility; and

(j)           Leasehold Improvements.  All of the interior build-out and alteration previously made by Seller at the Premises which are set forth on attached Schedule 1.1(j) shall be deemed included in the calculation of the Purchase Price (defined below in Section 3.2) for the Acquired Assets.

1.2           Transfer of Assets.  All of the Acquired Assets identified in Section 1.1, whether or not such Acquired Assets are “located or held at,” “applicable to,” or “for the benefit of” the Facility, shall, at the Closing, be acquired by and deemed assigned or transferred hereby to Purchaser hereby.

1.3           Excluded Assets.  Notwithstanding the foregoing, the Acquired Assets shall not include (a) cash, cash equivalents or short term investments of cash as of the Closing which are on hand or on deposit at banks or other financial institutions of the Seller, (b) any and all accounts receivable arising out of the Seller’s operations prior to the Effective Time on the Closing Date, (c) the Purchase Price, (d) real property owned by Seller, (e) Seller’s rights under this Agreement; (f) any assets or properties expressly set forth on Schedule 1.3(f) (such assets being referred to as the “Excluded Assets” and such Schedule 1.3(f) being referred to as the “Excluded Assets Schedule”) and (g) all rights to causes of action, lawsuits, claims and demands of any nature available to or being pursued by Seller with respect to the assets listed in clauses (a) through (f), inclusive, the rights to and obligations of such Excluded Assets to be and remain the sole benefit and responsibility of the Seller.  Purchaser expressly acknowledges and agrees that Purchaser is not acquiring any rights or obligations with respect to the 230-bed skilled nursing facility that is currently operating in portions of the Building other than the Facility nor any assets or liabilities related to such skilled nursing facility.

ARTICLE 2

NO ASSUMPTION OF LIABILITIES OR OBLIGATIONS

2.1           Retained Liabilities. (a) Except as specifically described in this Agreement, it is expressly understood by all of the Parties hereto that the Purchaser shall not assume any liabilities or obligations of Seller. Seller shall retain, pay and assume complete responsibility for any and all claims, liabilities and obligations of any kind, description or nature, whether accrued, fixed, contingent, known or unknown, or otherwise, relating to the operation of Seller’s Facility prior to the Effective Time on the Closing Date, including, without limitation, management services agreements, medical director agreements, material contracts, trade accounts, accounts payable, bank debt and other debt, Taxes (as defined below in Section 6.14) and any billings, claims or costs relating to services provided by Seller’s Facility through the Effective Time on the Closing Date (collectively the “Liabilities”).

(b)           Notwithstanding the provisions of Section 2.1(a), from and after the Effective Time on the Closing Date, and provided further that the Consents, if any, required to be obtained by Seller from third parties to such Assumed Agreements have been obtained in accordance with this Agreement, Purchaser shall become obligated to perform the obligations of Seller set forth in the Assumed Agreements, but only to the extent that such obligations (i) arise after the Effective Time on the Closing Date, (ii) do not arise from or relate to any breach by the Seller of any provisions of the Assumed Agreements on or prior to the Closing Date, (iii) do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, or both, would constitute or result in a breach of any of the Assumed Agreements, and (iv) shall not extend to the liability of any person under an Assumed Agreement except for the Seller (the “Assumed Liabilities”).

2.2           Overtime, Wages, Vacation, etc. Seller shall be solely responsible for the payment of any and all salaries, wages, overtime and sick pay and all associated tax liabilities and other remuneration and/or benefits, including, without limitation, all pension, 401(k), retirement and related benefits but expressly excluding accrued vacation time (collectively referred to as “Wages and Benefits”) which have been earned by or have accrued to employees of Seller through the Closing Date.  Purchaser will have no obligation of any kind whatsoever with regard to any of Seller’s employees for periods prior to the Effective Time on the Closing Date.  All employees of Seller who are employed on-site at the Facility immediately prior to the Closing Date shall be extended offers of employment by Purchaser commencing as of the Closing Date.  Purchaser shall be solely responsible for any salaries, wages and benefits for an employee hired by Purchaser for periods from and after the Closing Date.

2.3.          Sales, Use Tax. Notwithstanding anything contained in this Agreement to the contrary, Seller shall assume the obligation and be responsible for the payment of all sales or similar taxes associated with the sale and transfer of the Acquired Assets.  Purchaser shall be responsible for the payment of any personal property taxes related to the Acquired Assets incurred after the Effective Time on the Closing Date and related to time periods after the Effective Time on the Closing Date.

ARTICLE 3

PURCHASE PRICE

3.1           Consideration. In consideration of, and in exchange for, the sale, assignment, conveyance and transfer by the Seller of the Acquired Assets and the agreements and covenants of the Seller contained in this Agreement, and in reliance on the representations and warranties of the Seller, Purchaser agrees to pay the consideration set forth in Section 3.2.

3.2           Purchase Price. The purchase price for the Acquired Assets shall be: Six Million Six Hundred Thousand Dollars ($6,600,000.00) (the “Purchase Price”).

3.3           Payment of Purchase Price; Adjustments. Purchaser will pay the Purchase Price to the Seller at the Closing against delivery of the items specified in Section 5.1 and subject to satisfaction of the Seller’s obligations, covenants and conditions as specified in Articles 8 through 11 hereof as follows:

(a)           Cash to Seller. A certified or bank cashier’s check or a wire transfer of immediately available funds in the amount of Six Million Five Hundred Thousand Dollars and 00/100 Dollars ($6,500,000.00) payable to Seller; and

(b)           Initial Deposit.  The initial Deposit in the amount of One Hundred Thousand Dollars ($100,000.00) made pursuant to that certain Escrow Agreement dated as of October 14, 2008 (a copy of which is attached hereto as Exhibit A) (the “Initial Escrow Agreement”) together with all interest accrued thereon through the Closing Date shall be released by escrow agent provided therein and delivered to Seller from the escrow account provided therein by a certified bank or cashier’s check or by wire of funds.

3.4           Allocation of Purchase Price.  The Parties acknowledge and agree that the Purchase Price shall be allocated among the Acquired Assets in the manner set forth in Schedule 3.4 hereto, which the parties agree has been based upon fair market value for the Acquired Assets.  The Parties agree to report the transactions contemplated by this Agreement for federal and state income tax purposes in accordance with such allocation.  The Parties shall execute all forms required to be filed for Tax purposes with any taxing authority in a manner consistent with the allocation set forth on the schedule to be provided.

ARTICLE 4

CLOSING

4.1           Closing Date; Effective Time. Unless this Agreement shall have been terminated, on the terms and subject to the conditions of this Agreement, and provided that the conditions set forth in Article 11 shall have been fulfilled or waived in accordance with this Agreement, the closing of the sale and purchase of the Acquired Assets and the consummation of the transactions contemplated hereby (the “Closing”) shall take place on Wednesday, December 31, 2008 (the “Closing Date”) at the offices of DCA, 1302 Concourse Drive, Suite 204, Linthicum, MD 21090 or through escrow.  For purposes of this Agreement the Closing will be treated as if it occurred at 11:59 p.m. (the “Effective Time”) on the Closing Date. Said Closing Date may only be extended (i) by mutual agreement of the Parties in writing or (ii) by the Purchaser, in its sole discretion, for a period not to exceed ten (10) calendar days, in the event that the deliverables identified in Schedule 4.1 (collectively, the “Deliverables”) have not been delivered by Seller to Purchaser prior to Closing in accord with Section 8.5 below.

4.2           Deliveries; Conditions. At the Closing, or on the date hereof, as the case may be, the Parties shall deliver the documents referenced in Article 5. Further, the obligations of the Parties to consummate the Closing shall be subject to the covenants and conditions set forth in Articles 8 to 12.

ARTICLE 5

DELIVERIES

5.1           Seller’s Obligations. Subject to satisfaction of the conditions precedent to its obligation to close under Article 11 hereof, on the date hereof, or on or prior to the Closing Date, as the case may be, the Seller shall deliver or cause to be delivered to Purchaser, in form and substance satisfactory to legal counsel to Purchaser, the following:

(a)           Bill of Sale, etc. On the Closing Date, the Seller shall deliver to Purchaser an executed Bill of Sale and Assignment and Assumption Agreement, in the form attached as Exhibit B (the “Bill of Sale”), transferring to Purchaser good and marketable right, title and interest in and to the Acquired Assets free and clear of all security interests, liens, restrictions, encumbrances, claims, charges, options, mortgages, debts, conditional sales agreements, title retention agreements, defects to title, leases, and other restrictions on transfer of every kind or nature (collectively the “Liens”) which have not specifically been disclosed in Schedule 6.5.

(b)           Certificate of Manager.  A certificate dated as of the Closing Date, from the managing member of the Seller, certifying, in such detail as the Purchaser and its counsel may reasonably request, (i) that the conditions specified in Sections 11.1 to 11.4 and 11.6 have been fulfilled; (ii) that the Seller’s Articles of Organization and Operating Agreement (collectively, the “Organizational Documents”) as attached thereto are in full force and effect and have not been modified amended or rescinded in any manner; and (iii) as to the incumbency and signatures of the manager of Seller who has executed this Agreement and all related instruments, documents and certifications delivered in connection with this Agreement and the transactions contemplated hereby.

(c)           Certificate of Good Standing. On the date hereof, the Seller shall deliver to Purchaser a current certificate of the Secretary of the State of Maryland, certifying the due organization and good standing of Seller.

(d)           Resolutions. On the Closing Date, the Seller shall deliver to Purchaser a copy of the resolutions of the member(s) of Seller, certified by the managing member of Seller (or such person serving in such capacity for the Seller), authorizing the execution, delivery and performance of this Agreement and other related agreements, documents and instruments and the consummation of the transactions contemplated hereby.

(e)           UCC Terminations. On the Closing Date, to the extent any Uniform Commercial Code (“UCC”) tax and judgment lien searches conducted by Purchaser reflect any Liens other than Permitted Encumbrances (as defined in Section 6.5 below), Seller shall deliver documentation evidencing satisfaction and discharge by Seller of such Liens in full and properly completed and filed Form UCC-3 Financing Statement Terminations duly executed by all secured parties and/or creditors of Seller, or such other waivers and releases, satisfactory to counsel for Purchaser, as may be necessary and required to remove and discharge any and all such Liens. To the extent that the obligations underlying any such Liens are being satisfied at the Closing, Seller shall deliver properly completed and duly executed Form UCC-3 Financing Statement Terminations in such form as are necessary to be filed immediately following the Closing in the office of the applicable secretary of state, county recorder or similar governmental agency for the purpose of terminating any and all UCC financing statement on file as of the Closing which perfect any security interest associated with such obligations of Seller.

(f)           Certificates of Insurance; Confirmation of Coverage.  On the Closing Date, the Seller shall provide Purchaser with certificates evidencing the valid and continuing coverage of each of the insurance policies set forth on Schedule 6.13 hereto for the time period set forth in Section 9.1(c) below.

(g)          Updated Schedules.  All of the Schedules hereto shall have been duly updated, to the extent necessary to reflect any event which, to Seller’s Knowledge (as hereinafter defined), is a Material Adverse Change (as hereinafter defined), certified as such by the manager(s) and/or executive officers of the Seller as of the Closing Date.  Such updated Schedules shall be deemed to be incorporated in and made part of this Agreement.   “Material Adverse Change” shall mean any change in, or effect on, the Seller, the Acquired Assets, the Facility or the Operations between the date of this Agreement and the Closing, that is materially adverse, except for any such changes or effects resulting from: (i) changes in general economic, regulatory or political conditions or changes that affect the dialysis business in general; (ii) military conflicts or acts of foreign or domestic terrorism; and (iii) any changes in the relationship between the Seller and any third parties resulting from the execution of this Agreement or announcement thereof.

(h)          Termination of Seller’s Medical Director Agreement.  On the Closing Date, the Seller shall confirm that certain Medical Director Agreement dated as of April 1, 2008 (“Seller’s MD Agreement”) between the Seller and Atul H. Suri, M.D. (“Dr. Suri”) has been terminated by Seller effective upon the Closing Date.

(i)           Lease.  On the Closing Date, Seller shall deliver to Purchaser two (2) originals of the Lease for the Facility between St. Thomas More, LLC, a Nevada limited liability company (“STM”), as landlord, and Purchaser, as tenant (the “Lease”) in the form attached to this Agreement as Exhibit “C”, duly executed by STM in counterpart.

(j)           Guaranty.  On the Closing Date, Seller shall deliver to Purchaser one (1) original of the Guaranty (as hereinafter defined) in the form attached to this Agreement as Exhibit “D”, duly executed by STM, as guarantor.

(k)           Amendment of NMS Lease.  On the Closing Date, Seller shall deliver to Purchaser one (1) original of an Amendment to the NMS Lease (as hereinafter defined) in the form attached hereto as Exhibit “E”; duly executed by STM and NMS (as hereinafter defined), which expressly excludes the Premises from the area covered by the NMS Lease.

(l)           Other Documents. All other relevant documents as required by this Agreement.

5.2           Purchaser’s Obligations at Closing. Subject to the satisfaction of the conditions precedent to its obligations to close under Article 11 hereof, on or prior to the Closing Date, Purchaser shall deliver to Seller, in form and substance satisfactory to counsel to Seller, the following:

(a)           Purchase Price.  A certified or bank’s cashier check or evidence of the wire transfer of the various portions of the Purchase Price as provided in Section 3.3(a) and (b) shall be received by Seller.

(b)           Resolutions. A copy of resolutions of the member(s) or governing board, certified by the secretary of Purchaser (or such person serving in such capacity for the Purchaser), authorizing the execution, delivery and performance of this Agreement and other related agreements and the consummation of the transactions contemplated hereby.

(c)           Certificates of Officers.  (i) A certificate dated as of the Closing Date, from the managing member (and if such managing member is an entity, from a duly authorized officer of such entity) and/or executive officer of the Purchaser, certifying, in such detail as the Seller and its counsel may reasonably request, that the conditions specified in Section 12.1 through 12.4 have been fulfilled; and (ii) a certificate of the secretary of the Purchaser (or such person serving in such capacity for the Purchaser), dated as of the Closing Date, which attaches a copy of the Purchaser’s Organizational Document, and which certifying (A) that the Purchaser’s Organizational Documents are in full force and effect and have not been modified, amended or rescinded in any respect, and (B) as to the incumbency and signatures of the manager(s) and/or officer(s) of Purchaser who have executed this Agreement and all related instruments, documents and certifications delivered in connection with this Agreement and the transactions contemplated hereby.

(d)           Certificate of Good Standing. A current certificate of the Secretary of State of the jurisdiction in which the Purchaser is organized, certifying as to the good standing of such Purchaser.

(e)           Bill of Sale.  On the Closing Date, the Purchaser shall deliver to Seller the Bill of Sale, duly executed by an authorized representative of the Purchaser.

(f)           Lease.  On the Closing Date, Purchaser shall deliver to Seller two (2) originals of the Lease, duly executed by Purchaser in counterpart, together with two (2) originals of the Guaranty of the Lease (the form of which is attached as Exhibit “E” to the Lease), duly executed by Dialysis Corporation of America, a Florida corporation, as guarantor.

(g)           Other Documents.  All other relevant documents as required by this Agreement.

5.3           Purchaser’s Investigations; As-Is Sale.

(a)           Purchaser acknowledges and agrees that: (x) Purchaser shall be responsible for investigating and determining (i) the physical and environmental condition of the Facility and the Acquired Assets, (ii) the laws, ordinances, rules and regulations of government agencies applicable to the Facility, the Acquired Assets and the Operations, (iii) Purchaser’s ability to procure permits, entitlements and licenses from government agencies required for the Facility, the Acquired Assets and the Operations; (y) prior to the Closing Date, Purchaser will have inspected and examined all of the matters listed in clause (x) and other matters related to the Facility, the Acquired Assets and the Operations to the extent deemed necessary by Purchaser in order to enable Purchaser to evaluate the purchase of the Acquired Assets; and (z) except for Seller’s express representations and warranties under this Agreement and Seller’s obligations under this Agreement, Purchaser is relying solely upon Purchaser’s own inspections, examination and evaluation of the matters referenced in  this Section in purchasing the Acquired Assets.  Purchaser represents to Seller that , to the extent that Purchaser’s own expertise with respect to any matter is insufficient to enable Purchaser to reach an informed conclusion, Purchaser has or will have engaged the services of persons qualified to advise Purchaser with respect to such matters.

(b)           SUBJECT TO THE EXPRESS REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER SET FORTH IN THIS AGREEMENT, PURCHASER AGREES THAT THE ACQUIRED ASSETS SHALL BE SOLD AND TRANSFERRED AS OF THE CLOSING DATE, IN THEIR THEN AS-IS , WHERE-IS AND  WITH ALL ITS FAULTS, CONDITION.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser that the following facts and circumstances are as of the date hereof and, except as contemplated hereby, at all times up to and including the Closing Date will be true and correct in all material respects, and hereby acknowledges that such facts and circumstances constitute the basis upon which the Purchaser is induced to enter into and perform this Agreement.  Each representation and warranty set forth in this Article 6 shall survive the Closing and any investigation made by or on behalf of the Purchaser for the Survival Period (as hereinafter defined).

6.1            Corporate Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland.  Seller has all necessary corporate power to own the Facility and to conduct its operations as the same are now owned and operated (the “Operations”).  Seller has not received written notice of any action, judicial, administrative or otherwise, at law or in equity or any other investigation or proceeding and to Seller’s Knowledge, no such action is pending or threatened:

(a)           Insolvency. To institute insolvency proceedings of any character, including, without limitation, bankruptcy, receivership or reorganization, whether voluntary or involuntary, affecting Seller or any of the Acquired Assets, nor has Seller made any assignment for the benefit of creditors, or taken any action in contemplation thereof, which would constitute the basis for the institution of any insolvency proceeding.

(b)           Liquidation. To liquidate or dissolve Seller.

(c)           Privileges. To declare any of the rights, powers, franchises or privileges of Seller to be null and void.

(d)           Excessive Power. To declare that Seller, its manager, board of directors or similar governing body has exceeded or violated any of Seller’s rights, powers, franchises or privileges; or

(e)           Diminish Privileges. To obtain any decree, order, judgment or other judicial determination or administrative or other ruling that will or may diminish any of the rights, powers, franchises or privileges now vested in Seller.

6.2           Authority and Consents. The Seller has the right, power, legal capacity and authority to enter into and perform their obligations under this Agreement, and, except as set forth in Schedule 6.2, to Seller’s Knowledge, no approvals, consents, assignments, terminations or notifications (or any waivers thereof) of any person or governmental agency or body is necessary in connection with the performance by the Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated herein by the Seller has been, or prior to the Closing will have been, duly authorized by all necessary company action of Seller.  This Agreement constitutes the legal, valid and binding obligation of the Seller enforceable in accordance with its terms.

6.3           Agreement Will Not Cause Breach or Violation. Subject to the receipt of any required consents listed in Schedule 6.2, neither the entry into this Agreement nor the consummation of the transactions contemplated hereby by the Seller will result in or constitute any of the following: (a) a breach of any term or provision of this Agreement; (b) a default or an event that, with notice or lapse of time, or both, would be a default, breach or violation of the Seller’s Organizational Documents, each as amended through the date hereof and the Closing Date, or any lease, license, promissory note, contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which the Seller is a party or, to Seller’s Knowledge, by which the Seller, its properties or the Acquired Assets are bound; (c) to Seller’s Knowledge, an event that would permit any party to expand its rights under or to terminate or accelerate the termination of any agreement to which the Seller or any of its assets, including the Acquired Assets, are bound or to accelerate the maturity of any indebtedness or other Liability of the Seller; (d) the creation or imposition of any Liens on any of the Acquired Assets; or (e) the violation of any judgment, order or decree or, to the Seller’s Knowledge, any law, rule, ordinance or regulation applicable to or affecting the Seller, Seller’s operations or the Acquired Assets or the transactions contemplated by this Agreement.

6.4            Absence of Certain Changes.  Except as set forth on Schedule 6.4, since October 1, 2005, to Seller’s Knowledge, it has not:

(a)          Adverse Changes. Suffered any Material Adverse Change in its (i) working capital, (ii) financial condition, (iii) Acquired Assets, (iv) Liabilities, and (v) reserves.

(b)          Damage. Suffered any Material Adverse Change resulting from damage or destruction whether covered by insurance or not, materially adversely affecting (i) its business, (ii) the Acquired Assets, or (iii) its financial condition.

(c)          Liens. Permitted or allowed any of the Acquired Assets to be subjected to any Lien, warrant or option.

(d)          Liabilities. Created or incurred any Liability except for (i) current liabilities, and (ii) Liabilities under contracts entered into in the Ordinary Course of Business.

(e)          Waivers; Transfers. Cancelled or compromised any debts owed to it, or waived or permitted to lapse any material claims or rights, or sold, transferred or otherwise disposed of any of its properties or assets, except in the Ordinary Course of Business.

(f)          Operations. Introduced any material change with respect to the operations of the Business at the Facility that has resulted in a Material Adverse Change to the Business or introduced any material change with respect to its method of accounting.

(g)          Assets. Except for (i) sales of Inventory and Equipment in the Ordinary Course of Business, (ii) the Contracts listed on Schedule 6.4 and (iii) the existing Lease covering the Building, dated July 1, 2008 (the “NMS Lease”) between STM, as lessor, and NMS Healthcare of Hyattsville, LLC (“NMS”), as lessee, sold or otherwise disposed of, or entered into or agreed to enter into any agreement or other arrangement to sell or otherwise dispose of any of its assets, properties or rights.

(h)          Other Action. Entered into any Contract to take any action described in this Section 6.4.

6.5           Title to Acquired Assets. Except as set forth on Schedule 6.5, Seller is the sole and lawful owner of, has good and valid record and marketable title to, and has the full right to sell, convey, transfer, assign and deliver (“Transfer”) the Acquired Assets, without any restrictions of any kind whatsoever.  Except for Liens described in attached Schedule 6.5 (the “Permitted Encumbrances”), all of the Acquired Assets are free and clear of any Liens, and there are no filings in any registry of deeds in any jurisdiction or under the UCC or similar statute in any jurisdiction showing Seller as debtor, which create or perfect or which purport to create or perfect any Lien in or on any of the Acquired Assets which would conflict or interfere with or adversely affect the vesting in the Purchaser of good and marketable title to all of the Acquired Assets, free and clear of any and all Liens except for the Permitted Encumbrances, if any.  Except as set forth on the appropriate Schedules listing the Acquired Assets, no manager, member nor any officer, director or employee of Seller, nor any spouse, child or other relative of any of these persons, owns, or has any interest, directly or indirectly, in any of the Acquired Assets.

6.6           Contracts. Schedule 6.6 attached sets forth a complete and accurate list of all contracts with respect to the Operations at the Facility to which Seller is a party or to Seller’s Knowledge by which it is bound or to which Seller or the Acquired Assets is subject, except contracts entered into in the Ordinary Course of Business after the date hereof and prior to the Closing, which will be identified to Purchaser as of the Closing by an update to this Schedule 6.6.  As used in this Section 6.6, the word “Contract” means and includes every agreement or understanding of any kind, written or oral, which is legally enforceable by or against Seller, and includes, among others, personal property leases, employment agreements, and other contracts with respect to the Operations of the Facility.  To Seller’s Knowledge, Seller has delivered to Purchaser true, correct and complete copies of all such Contracts, together with all modifications and supplements thereto.  To Seller’s Knowledge, Seller has not materially breached nor is in default (with or without the giving of notice or lapse of time or both) under any such Contracts, and to Seller’s Knowledge Seller has, in all material respects, performed all obligations required to be performed by it to date under each such Contract.  To Seller’s Knowledge, subject to obtaining any necessary consents by the other party or parties to any such Contract (the requirement of any such consent being reflected on Schedule 6.2), no Contract includes any provision the effect of which may be to enlarge or accelerate any obligation of Purchaser or give additional rights to any other party thereto.  Except with respect to the Assumed Agreements set forth on Schedule 1.1(e) hereto, the Seller shall cause all such Contracts to terminate and become null and void, and no such Contract will continue in force or effect, from and after the Effective Time on the Closing Date.

6.7           Compliance With Laws. To Seller’s Knowledge, Seller has not received any written notice that it is in violation of, applicable federal, state or local statutes, laws and regulations (including, without limitation, any applicable environmental, health, building, zoning or other law, ordinance or regulation) affecting the Facility, the Acquired Assets, or the Operations.

6.8           Labor Relations. Schedule 6.8 hereto sets forth a complete and accurate list, by name and position, of all employees, full and/or part time, of Seller, as well as consultants and independent contractors (such as nutritionists and social workers) that provide services to or for the Seller or the Facility as of the date hereof, which shall be updated by Seller to reflect any hirings, firings, resignations or removals of employees as of the Closing Date.  To Seller’s Knowledge, Seller is in compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours and nondiscrimination in employment, and is not engaged in any unfair labor practice.  Except as set forth on Schedule 6.8, all Wages and Benefits (as defined above in Section 2.2) earned by and accrued to all employees of Seller as of the most recent payroll date have been paid and, except as set forth on Schedule 6.8, there are no amounts of Wages or Benefits that have been earned and not paid by the Seller.  Seller has received no written notice of any charge or claim and to Seller’s Knowledge there is no charge or claim, threatened or pending, against Seller alleging unlawful discrimination in employment practices before any court or agency, and there is no charge of or proceeding with regard to any unfair labor practice against Seller.

6.9           Environmental Matters. Seller has delivered to Purchaser a copy of the HUD Map Phase I Environmental Site Assessment covering the Building that was prepared by Connor, dated July 17, 2006 (the “Phase One Report”).  Except as set forth in the Phase Report or on attached Schedule 6.9:

(a)           Environmental Violations. To Seller’s Knowledge, during the period of Seller’s ownership of the Facility, neither Seller’s Facility nor the Operations in the Facility, is in violation, or alleged violation, of any judgment, decree, order or license, and, to the best of the Seller’s Knowledge, any federal, state or local statute, ordinance, rule or regulation pertaining to health, safety or environmental matters, including, without limitation, those arising under the Resource Conservation and Recovery Act (RCRA), the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), the Superfund Amendments and Reauthorization Act of 1986 (SARA), the federal Clean Water Act, the federal Clean Air Act, the Toxic Substances Control Act (all of which are hereinafter collectively referred to as “Environmental Law”), which violation would have a material adverse effect on the environment, the Facility, the Premises, or the Acquired Assets.

(b)           Hazardous Substances Claims. The Seller has not received written notice from any third party, including without limitation, any federal, state or local governmental authority (i) that any hazardous waste, any hazardous substances, and/or any toxic substance, oil or hazardous materials or other chemicals or substances regulated by any Environmental Law, as these terms are defined therein (“Hazardous Substances”) which Seller has generated, transported or disposed of has been found at any site at which a federal, state or local agency or other third party has conducted or has ordered that Seller or any predecessor in interest conduct a remedial investigation, removal or other response action pursuant to any Environmental Law; or (ii) that Seller is or shall be a named party to any claim, action, cause of action, complaint (contingent or otherwise), legal or administrative proceeding arising out of any third party’s incurrence of costs, expenses, losses or damages of any kind whatsoever in connection with the release of Hazardous Substances.

6.10         Third Party Payor Reports and Claims. All Medicare, Medicaid, and other third party payor cost reports and other reports and claims filed or required to be filed by or on behalf of Seller (and, specifically, with regard to the Facility) have been timely filed, and, to Seller’s Knowledge, are complete and accurate in all material respects. Such cost reports, other reports and claims properly claim and disclose, where appropriate, all allowable costs, claims information and other items required to be disclosed for the periods covered thereby.  To Seller’s Knowledge, neither Seller nor Seller’s Facility is now, nor have they been during the past five (5) years, investigated, charged or implicated in any violation of any state or federal statute or regulation involving fraudulent and abusive practices with respect to participation in state or federally sponsored health care reimbursement programs, including but not limited to fraudulent billing practices.

6.11         Litigation; Orders, Writs, Injunctions. To Seller’s Knowledge, except as set forth on attached Schedule 6.11, there are no judicial or administrative actions, proceedings or investigations pending or threatened involving the Seller, the Acquired Assets, Seller’s Facility or the Operations, or that question the validity of this Agreement or any action taken or to be taken by the Seller in connection with this Agreement.  To Seller’s Knowledge, Schedule 6.11 sets forth all judgments, orders, writs, injunctions, decrees (the “Orders”) issued by any federal, state or local court or governmental body, or by any administrative body or panel, against or involving the Seller, the Acquired Assets, Seller’s Facility, or the Operations.  To Seller’s Knowledge, the Seller is not in default with respect to any Order of any federal, state or local court, agency or instrumentality in any manner related to the Acquired Assets, Seller’s Facility or the Operations, or that has or may have any material adverse effect on the Acquired Assets, Seller’s Facility or the Operations.  To Seller’s Knowledge, no state of facts exists or has existed that would constitute grounds for the institution of any material action or claim, either at law or in equity, against the Seller Parties or against any properties, the Acquired Assets, or rights of the Seller or the transactions contemplated by this Agreement.

6.12        [Intentionally Deleted]

6.13         Insurance. Schedule 6.13 attached is a complete and accurate list of all insurance policies of Seller.  All of Seller’s insurance policies and plans are in full force and effect as of the date hereof.  The Seller will maintain such policies and plans in full force and effect and in amounts sufficient to cover any and all claims through the Closing Date.  Schedule 6.13 lists information regarding all claims made or pending against Seller’s insurance policies.  Except as otherwise set forth on Schedule 6.13, to Seller’s Knowledge, there are no outstanding claims by any third party against the Seller’s insurance policies and no event has occurred and no condition or circumstance exists, that could reasonably be expected to, directly or indirectly give rise to or serve as a basis for any such insurance claim.

6.14         Taxes.  To Seller’s Knowledge, there are no present disputes or outstanding claims of any nature payable by Seller, as to income, gross receipts, ad valorem, value added, intangibles, franchise, profits, license, excise, stamp, employment, sales, use, property or transfer taxes, or duties, customs or other fees, together with any interest, penalties or additions thereon, imposed by any federal, state, local or other governmental agency, authority or subdivision (“Tax” and with correlative meaning throughout this Agreement, “Taxes” and “Taxable”), which is or may become a Lien on the Acquired Assets, or which will or may interfere with Purchaser’s lawful operation or use of the Acquired Assets.  All federal, state, and local Tax returns of Seller due prior to the date hereof have been timely filed and, to Seller’s Knowledge, properly reflect the Tax liability of Seller, and all federal, state, and local Taxes, assessments and penalties, if any, due and payable prior to the date hereof have been paid.  There are no agreements by Seller for the extension of the time for the assessment and payment of any Tax.

6.15         Inventory. The Inventory on hand as of the date hereof and as shall be listed on Schedule 1.1(b) as of the Closing consists of items of a quality and quantity useable in the Ordinary Course of the Business.  All items included in the Inventory are the property of Seller.  No item included in the Inventory has been pledged as collateral or is held by Seller on consignment from others.  All of the Inventory is free of Liens and, to Seller’s Knowledge, defects, and is adequate for the present needs of the Seller.

6.16         Other Tangible Personal Property. The Equipment listed in Schedule 1.1(a), the Inventory listed in Schedule 1.1(b), Patient Records identified in Section 1.1(c), the Licenses listed in Schedule 1.1(d) and all other documents relating to the business referenced in Section 1.1(h) constitute the tangible personal property and licenses in connection with the transaction contemplated hereby.  Except as stated in Schedule 1.1(f), no Equipment or other of the Acquired Assets is held under any lease, security agreement conditional sales contract, or other title retention or security arrangement, or is in the possession of anyone other than Seller.

6.17         Documents Delivered. Each copy or original of any agreement, contract or other instrument which is identified in any Exhibit or Schedule delivered by the Seller or its counsel to Purchaser (or its counsel or representatives), whether before or after the execution hereof, is in fact what it is purported to be by the Seller, and has not been amended, cancelled or otherwise modified in any respect either since its delivery to Purchaser (or its counsel or representatives) or its identification in one of the Schedules attached hereto.

6.18         Full Disclosure. To Seller’s Knowledge, none of the representations and warranties made by the Seller, or on their behalf, pursuant to this Agreement or in connection with the consummation of the transactions contemplated hereby, contain or will contain any material untrue statement of a material fact, or omit or will omit to state any material fact required to be stated, or the omission of which would make the statements made materially misleading, or necessary to provide the Purchaser with proper and complete information as to the Seller, the Liabilities, and the identity, value and usability of the Acquired Assets.  To Seller’s Knowledge, there is no fact which has a material adverse effect, or in the future is likely to (so far as the Seller can now reasonably foresee) have a material adverse effect on the condition of the Acquired Assets or the extent of the Liabilities that has not been set forth herein or heretofore communicated to Purchaser in writing pursuant hereto.

6.19         Seller’s Knowledge.  For purposes of this Agreement, the phrase “to Seller’s Knowledge” (i) means to the present, actual knowledge of Agustin Ramos, Administrator of St. Thomas More Dialysis Center and/or Matthew W. Neiswanger, CEO of Neiswanger Management Services, LLC and not to any other persons; (ii) means the actual knowledge of Mr. Ramos and/or Mr. Neiswanger, without any investigation or inquiry having been made or any implied duty to investigate; and (iii) shall not mean that Mr. Ramos and Mr. Neiswanger are charged with knowledge of the acts, omissions and/or knowledge of the predecessors-in-title to Facility or the Acquired Assets or with knowledge of the acts, omissions and/or knowledge of other agents or employees of Seller unless Mr. Ramos and/or Mr. Neiswanger had actual knowledge of same.   Furthermore, it is understood and agreed that the Mr. Ramos and Mr. Neiswanger shall have no personal liability in any manner whatsoever under this Agreement or otherwise related to the transaction contemplated hereby, except for intentional fraud or intentional misrepresentation.

6.20         Exception Matters.   As used herein, the term “Exception Matter” shall mean and refer to a matter that would make a representation or warranty of Seller contained in this Agreement untrue or incorrect.   If Purchaser obtains actual knowledge of any Exception Matter before the Closing, but nonetheless elects to proceed with the acquisition of the Acquired Assets, Purchaser shall consummate the acquisition of the Acquired Assets subject to such Exception Matter and Seller shall have no liability with respect to such Exception Matter, notwithstanding any contrary provision, covenant, representation or warranty contained in this Agreement or any documents executed by Seller in connection with the Closing.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Seller as follows, which warranties and representations are as of the date hereof, and, except as contemplated hereby, at all times up to and including the Closing Date will be true and correct in all material respects:

7.1           Corporate Organization. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland.  Purchaser has all necessary power to own its respective properties, if any, and to operate its respective Business as presently operated or contemplated to be operated.

7.2           Authority. Purchaser has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been, or prior to the Closing will have been, duly authorized by all necessary company action of the Purchaser.  This Agreement constitutes the legal, valid and binding obligation of the Purchasers enforceable in accordance with its terms.

7.3           Agreement Will Not Cause Breach or Violation. Neither the entry into this Agreement nor the consummation of the transactions contemplated hereby by the Purchaser will result in or constitute any of the following: (a) a breach of any term or provision of this Agreement; (b) a default or an event that, with notice or lapse of time, or both, would be a default, breach or violation of the Purchaser’s Organizational Documents, or any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which the Purchaser is a party or by which the Purchaser or its properties are bound; or (c) the violation of any judgment, order or decree, or to the Purchasers’ knowledge, any law, rule, ordinance or regulation applicable to or affecting the Purchaser or the transactions contemplated by this Agreement.

7.4           Bankruptcy.  No bankruptcy or insolvency proceeding under the United States Bankruptcy Code or any state bankruptcy or insolvency law filed by or, to Purchaser’s knowledge,  against Purchaser is pending and no such filing is contemplated by Purchaser, or, to Purchaser’s knowledge, threatened.

7.5           Patriot Act.

(a)          To Purchaser’s knowledge, Purchaser is not in violation of the requirements of Executive Order No. 133224, 66 Fed. Reg. 49079 (Sept. 25, 2001) (the “Executive Order”) and other similar requirements contained in the rules and regulations of the Office of Foreign Assets Control, Department of the Treasury (“OFAC”) and in any enabling legislation or other Executive Orders or regulations in respect thereof (the Executive Order and such other rules, regulations, legislation, or orders are collectively called the “Governmental Orders”).  Further, to the extent of Purchaser’s actual knowledge, Purchaser represents that it is not an entity that is subject to maintaining policies, procedures and practices regarding compliance with the Governmental Orders.

(b)          To Purchaser’s knowledge, neither Purchaser nor any general partner or any managing member of Purchaser:

(i)            is listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to the Executive Order and/or on any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Governmental Orders (such lists are collectively referred to as the “Lists”);

(ii)           is a person or entity who has been determined by competent authority to be subject to the prohibitions contained in the Governmental Orders; or

(iii)          is owned or controlled by, or acts for or on behalf of, any person or entity on the Lists or any other person or entity who has been determined by competent authority to be subject to the prohibitions contained in the Governmental Orders.

(c)          Purchaser hereby covenants and agrees that if Purchaser obtains actual knowledge prior to Closing that Purchaser or any of its managing members or general partners becomes listed on the Lists or is indicted, arraigned, or custodially detained on charges involving money laundering or predicate crimes to money laundering, Purchaser shall immediately notify Seller in writing, and in such event, Seller shall have the right to terminate this Agreement without penalty or liability to Purchaser immediately upon delivery of written notice thereof to Purchaser.

7.6           ERISA.  Purchaser represents and warrants to Sellers that (i) Purchaser is not an “employee benefit plan” (as defined in Section 3(3) of ERISA) or a “plan” (as defined in Section 4975(e)(1) of the Code), and (ii) none of the Purchaser’s assets constitute “plan assets” for purposes of ERISA or the Internal Revenue Code (as defined in 29 C.F.R. 2510.3-101 or other U.S. Department of Labor authorities).  The term “ERISA” means the Employee Retirement Security Act of 1974, as amended, including the regulations promulgated pursuant thereto.

ARTICLE 8

COVENANTS OF SELLER PRE-CLOSING

The Seller covenants and agrees that, except as otherwise specifically consented to in writing by the Purchaser, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement:

8.1           Purchaser’s Access to Seller’s Facility and Information. Except for the Excluded Documents (as hereinafter defined), the Purchaser and its counsel, accountants and other representatives shall be entitled to have and the Seller shall provide the Purchaser, its counsel, accountants and other representatives full access during normal business hours to all of Seller’s representatives, personnel and assets and to all existing properties, books, accounts, records, contracts and documents of or relating to Seller’s Facility, the Operations and the Acquired Assets, and a full opportunity to make such investigations as they shall desire to make of the Seller, the Operations, Seller’s Facility and the Acquired Assets.  Except for the Excluded Documents, the Seller shall furnish or cause to be furnished to the Purchaser and its representatives all data and information, including copies of all books, accounts, records, contracts and documents concerning Seller’s Facility, the Operations, the Liabilities and the Acquired Assets of Seller that may reasonably be requested.  The term “Excluded Documents” means: (a) those portions of any documents that would disclose Seller’s cost of acquisition of the Acquired Assets; (b)  any proposals, letters of intent, draft contracts or the like prepared by or for other prospective purchasers of the Acquired Assets or any part thereof; (c) Seller’s internal memoranda, attorney-client privileged materials, tax returns and appraisals; and (d) any information that is the subject of a confidentiality agreement between Seller and a third party.

8.2           Conduct of Business in Normal Course. Except for damages or destruction of the Facility or the Acquired Assets as a result of a casualty (which shall be governed by Section 8.11 of this Agreement), the Seller shall maintain Seller’s Facility and the Acquired Assets in good operating condition and repair.  Seller shall carry on its Operations in substantially the same manner as it previously has been carried on in compliance with all applicable legal requirements and Contracts to which the Seller or the Seller’s Facility are bound, and shall not make or institute any unusual or novel methods of Operations that will vary materially from the methods used by Seller as of the date of this Agreement, unless such method shall improve the condition of its Operations and such method has been approved by Purchaser in writing prior to its implementation.

8.3           New Transactions. The Seller shall not do or agree to do any of the following acts:

(a)           Commitments. Enter into any contract, commitment or transaction not in the Ordinary Course of Business and/or that is not consistent with the business practices of Seller unless Seller have received prior written approval from Purchaser; or

(b)           Asset Disposition. Sell or dispose of any of the Acquired Assets, except with respect to the Seller’s use or disposition of Inventory in the Ordinary Course of Business.

8.4           Payment of Liabilities. The Seller shall pay, satisfy, or otherwise cause to be cancelled in the Ordinary Course of Business Seller’s Liabilities on a timely basis as the same shall be accrued or come due for payment or satisfaction.

8.5           Deliverables. As soon as reasonably practicable after the execution and delivery of this Agreement, and in any event, on or before the Closing Date, the Seller shall use commercially reasonable efforts to obtain the Deliverables set forth in Schedule 4.1, and will furnish to the Purchaser executed copies of those Deliverables

8.6           Statutory Filings. The Seller shall cooperate fully with the Purchaser, at no additional cost to Seller, in preparing and filing all information and documents deemed necessary or desirable by the Purchaser under any statutes or governmental rules or regulations pertaining to or otherwise necessary for the timely consummation of the transactions contemplated by this Agreement.

8.7           Maintenance of Inventories. The Seller shall maintain quantities of Inventory consistent with the Ordinary Course of Business.

8.8           Advise of Change.  The Seller shall promptly disclose to Purchaser any information contained in this Agreement which, to Seller’s Knowledge, because of an event occurring after the date hereof, is materially incomplete or is no longer materially correct as of all times after the date hereof until the Closing Date.  The Seller will promptly advise the Purchaser in writing of any Material Adverse Change in the condition of Seller’s Facility or any of the Acquired Assets or the Operations; which Material Adverse Change shall be the basis, if material, for termination of the Agreement in accordance with Article 14 hereof.

8.9           No Shopping. Neither the Seller nor its member(s) shall negotiate for, solicit, or enter into any agreement with respect to the sale of the capital stock or other security or evidence of ownership interests of Seller or any portion of the Acquired Assets, except for Inventory in the Ordinary Course of Business, subject to Section 8.7, or any merger or other business combination of Seller, to or with any person other than the Purchaser, and the Seller shall promptly advise Purchaser of any such proposal or solicitation as provided in this Section 8.9.

8.10         No Default. The Seller shall not do any act or omit to do any act, or permit any act or omission to act, which will intentionally cause a breach of any contract, commitment or obligation of any of them, including, without limitation, any of its personal property leases, insurance policies or other contracts.

8.11         Casualty Losses.  If any casualty loss, destruction or damage should occur to the Facility or the Acquired Assets prior to the Closing Date, Seller may elect, in its sole discretion, (i) to restore or repair the Facility or the Acquired Assets to their condition immediately prior to such casualty, all expenses for which shall be paid by Seller on or prior to the Closing Date, or (ii) not to restore or repair the Facility prior to the Closing Date and assign all available insurance proceeds to Purchaser at the Closing, and Seller will give Purchaser a credit against the Purchase Price equal to the amount(s) of any applicable deductible under the terms of the applicable insurance policy(ies). Anything to the contrary contained herein notwithstanding, in no event shall the occurrence of any such casualty loss, destruction or damage result in a termination of this Agreement or constitute grounds for any party hereto to terminate this Agreement, provided that in the event of a Material Casualty Event (as hereinafter defined), either party may terminate this Agreement by written notice to the other party upon which this Agreement shall terminate with respect thereto and no party shall have any right or claim against the other.  The term “Material Casualty Event” means any loss, destruction or damage which:  (a) in Purchaser’s business judgment, would materially impair the ability of Purchaser to operate its business in the Premises for a period of more than five (5) business days following the scheduled Closing Date; or (b) would cost more than Five Hundred Thousand Dollars ($500,000) to repair.

ARTICLE 9

CLOSING AND POST CLOSING COVENANTS

9.1          Covenants of the Seller.

(a)          The Seller covenants and irrevocably agrees that, except as otherwise specifically consented to in writing by the Purchaser:

(i)           Non-Compete. During the period commencing on the Closing Date and ending on the tenth (10th) anniversary from the Closing Date, neither the Seller nor its affiliates, successors and assigns shall, directly or indirectly, act as a principal, agent, proprietor, shareholder, member, partner, creditor, subcontractor, administrator, physician, medical director, officer, employee or consultant to advise, assist, consult with or for, lease or sell real property to, provide financing for or aid in the establishment or operation, of any entity, trade or business engaged in owning, operating or leasing an outpatient kidney dialysis facility or providing durable medical equipment or dialysis supplies relating to kidney dialysis treatments within a ten (10) mile radius of the Facility provided that nothing in this clause (i) is intended, should be construed or shall operate to apply to the Lease.

(ii)           Equitable Relief.  The Seller understands and agrees that the damages flowing from any breach of this Section 9.1(a) may not be readily susceptible to being measured in monetary terms.  Accordingly, the Seller acknowledges that upon a violation of any of the provisions of this Section 9.1(a), the Purchaser shall be entitled to immediate injunctive relief and may obtain a temporary and/or permanent order restraining any threatened or future breach hereof.

(iii)          Severability. To the extent that any provision set forth herein may be declared illegal and unenforceable in any jurisdiction, it shall be severable from and shall not affect its legality and enforceability in any other jurisdiction or the legality and enforceability of any other provision of this Agreement.  If any of the provisions of this Section 9.1(a) are held to be unreasonable and unenforceable by any court of competent jurisdiction, those provisions shall be deemed to have been automatically amended so as to apply only to the extent that they are reasonable.

(b)           Reports.  For a period of twelve (12) months following the Closing Date, the Seller agrees to prepare and file all required cost, government or other reports required under Medicare/Medicaid and state survey programs due for the period up to and including the Closing Date.  The Seller shall file its closing CMS Form 265, other cost report documents, or any other documents for the period prior to the Closing Date within the time required by CMS at the sole expense of the Seller, and shall provide to the Purchaser copies of all such documents when filed.  Failure by Seller to so timely file any of such reports, shall be deemed a breach by Seller of this Agreement enforceable by Purchaser pursuant to the terms hereby or otherwise in accordance with the remedies available to purchaser at law or equity.

(c)           Insurance.  The Seller shall have taken any and all steps necessary and at its sole expense so that insurance policies maintained by the Seller and set forth on Schedule 6.13 attached hereto will remain in full force for a period of two (2) years after the Closing Date or the Seller shall otherwise have obtained or provided for a “tail” policy to the insurance coverages held by Seller prior to the Closing Date, to cover any claims that may be made from and after the Closing Date and for such two-year period regarding events alleged to have occurred prior to the Closing Date.  Seller shall provide evidence of the post-closing insurance coverage in accordance with Section 5.1(f) above.

(d)           Cooperation as to Rules and Regulations. With respect to governmental certifications and approvals associated with the transactions contemplated hereby, the Seller shall, if required, notify the appropriate governmental agencies, either state or federal, of the transactions contemplated and/or effected by this Agreement, to the extent so required, in order to preserve and/or transfer to Purchaser the state and federal approvals and any other Licenses and provider numbers of the Seller’s Facility or otherwise held by Seller with respect to its operation of the Seller’s Facility and of the Business; and/or to enable Purchaser, at Purchaser’s sole cost and expense, to obtain the appropriate new approvals.  The foregoing shall include, but shall not be limited to, assisting in filing the appropriate forms to terminate and transition Medicare and Medicaid services to patients of the Business.

(e)           Cooperation as to Consents. Seller shall cooperate with Purchaser in securing all written consents, approvals, assignments, terminations and notifications (or waivers thereof) with respect to the sale and transfer of the Acquired Assets which are listed Schedule 6.2 of this Agreement (collectively, the “Consents”).

(f)           Satisfaction of Liabilities.  Seller shall fulfill and satisfy, from and after the Closing Date, all of Seller’s remaining Liabilities (other than Assumed Liabilities) existing as of the Effective Time on the Closing Date, in order to ensure that the purchase of the Acquired Assets by the Purchaser is effective against all persons holding or asserting claims against the Seller based upon transactions or events occurring prior to the Effective Time of the Closing Date.  Nothing in this Section 9.1(f) or any other provision hereof is intended to mean or imply that Purchaser shall assume payment or responsibility for any of the Seller’s Liabilities.

(g)           Seller to Remain in Good Standing.  Seller shall remain as a limited liability company in good standing under the laws of the State of Maryland for a period of not less than two (2) years after the Closing Date.

9.2           Covenants of the Purchaser. Purchaser hereby covenants and agrees that after the Closing Date, the Purchaser shall preserve and keep the records of Seller acquired by it pursuant to this Agreement for a period of five (5) years, or for any longer period as may be required by law. Seller and its authorized representatives shall have reasonable access to such records upon reasonable prior notice to Purchaser, and if not materially interfering with the Purchaser’s Business, for the purposes of:

(a)          preparing cost reports and claims for services rendered by the Seller prior to the Closing Date;

(b)          preparation of the Tax returns of Seller; and

(c)          other reasonable and necessary purposes related to Seller’s operation of Facility prior to the Closing Date.

9.3           Mutual Covenants.  Each of the Parties hereby covenants and agrees that, except as otherwise specifically consented to in writing by the other Party, from and after the Closing Date:

(a)          Post-Closing Date Receipts and Payments.

(i)           The Seller shall pay to Purchaser all cash or other compensation or remuneration received after the Closing Date by the Seller from any source relating to services provided at, or with respect to the Facility at all times after the Closing Date.  Purchaser shall pay to Seller all cash or other compensation or remuneration received after the Closing Date by Purchaser from any source relating to services provided at or with respect to the Facility at all times on or prior to the Closing Date.  Such payments shall be made within fifteen (15) days after receipt of such payments by the recipient Party, and a copy of the remittance advice shall accompany such payments.

(ii)           If and to the extent that after the Closing Date Medicare or any other payor withholds funds from Purchaser relating to payments made to Seller prior to Closing or the Purchaser is required to refund any payments due on claims which are attributable to any period on or prior to the Closing Date, and which payment Purchaser did not receive and retain after the Closing Date, the Seller shall, promptly after receipt of Purchaser’s notice to Seller regarding the same either (i) take any such action as may be required to satisfy Medicare or any other payor as the case may be or (ii) reimburse Purchaser for the amount of the funds withheld.  Failure of Seller to take such action on a timely basis shall be deemed a breach of this Agreement.

(b)          Expense Pro-Rations.  All Ordinary Course of Business expenses incurred, such as utilities, and unless otherwise covered by the Parties under a separate agreement, will be pro-rated as of the Closing Date, such that Purchaser is responsible for amounts incurred after the Closing Date and the Seller is responsible for amounts incurred on or prior to the Closing Date.  The parties will use reasonable efforts to notify the other party of all known liability pro-rations that are not otherwise covered as of the Closing Date, not later than thirty (30) days following the Closing Date.  All liability pro-rations, if any, concerning the transfer of the Acquired Assets shall be determined on the basis of transfer being the Effective Time on the Closing Date.

(c)           Taxes.

(i)           All real and personal property Taxes, and all use and other similar Taxes, if any, related to periods after the Closing Date shall be borne and paid by the Purchaser.  All real and personal property Taxes, and all use and other similar Taxes, if any, related to periods on or prior to the Closing Date shall be borne and paid by the Seller.

(ii)           All Tax refunds or credits attributable to the Seller relating to taxable periods ending on or prior to the Closing Date shall be the property of the Seller and, if received by the Purchaser, shall promptly be paid over to the Seller.  The Purchaser shall use its reasonable best efforts to obtain and expedite the receipt of any refund to which the Seller is entitled under this Section 9.3(c).  The Purchaser shall permit the Seller to participate in (at the Seller’s expense) the prosecution of any such refund claim.  All tax refunds or credits attributable to the Purchaser relating to taxable periods ending after the Closing Date shall be the property of the Purchaser and, if received by the Seller, shall promptly be paid over to the Purchaser.  The Seller shall use its reasonable best efforts to obtain and expedite the receipt of any refund to which the Purchaser is entitled under this Section 9.3(c).  The Seller shall permit the Purchaser to participate in (at the Purchaser’s expense) the prosecution of any such refund claim.

(d)           Future Cooperation. Purchaser and the Seller shall each, from time to time after the Closing, at the written request of the other and without further consideration, execute and deliver such further instruments of assignment, transfer or assumption and take such further action as the other may reasonably request in order more effectively to transfer, reduce to possession and record title to any of the Acquired Assets.

ARTICLE 10

CONFIDENTIALITY

10.1         Mutual Obligations.  The Purchaser shall hold, and shall cause its respective directors, officers, managers, employees, consultants and advisors to hold, in strict confidence all confidential and proprietary information concerning the Seller and its affiliates furnished to the Purchaser in connection with the transactions contemplated by this Agreement, and the Seller shall hold, and shall cause its directors, officers, managers, employees, consultants and advisors to hold in strict confidence all confidential and proprietary information concerning the Purchaser and its affiliates furnished to the Seller in connection with the transactions contemplated by this Agreement; provided, that each Party shall be permitted to disclose the confidential and proprietary information of the other Party only to its directors, officers, managers, employees, consultants and advisors who need to know such information for the purpose of evaluating and consummating the transactions contemplated herein, after duly informing each such party of the confidential nature of such information; provided, further that in each case any Party may disclose any document or information (i) that is already public knowledge prior to such disclosure or subsequently becomes a part of the public domain through no breach of this Agreement; (ii) that such Party had in its possession at the time of disclosure by the other Party and which was not acquired directly or indirectly from such other Party; (iii) that such Party subsequently develops without any use of or reference to the other Party’s documents or information; (iv) that such Party subsequently acquires by lawful means from a third party which itself is not in breach of any confidentiality restrictions, without any obligation of confidentiality to that third party; (v) to the extent that, in the reasonable opinion of the disclosing Party’s legal counsel, such disclosure is required by law, is in connection with any investigation or audit by a governmental authority, including the Internal Revenue Service and CMS, is in connection with any billing activities related to the Business, is in connection with the rendering or reimbursement for any medical services rendered by the Business prior to the Closing Date, is in connection with the filing of any Tax returns concerning the Business, or is necessary in order to conform to the requirements of any applicable securities laws and regulations, including without limitation the rules of any securities exchange, but in any such case only after the disclosing Party has given prior written notice of the disclosure to the non-disclosing Party; (vi) that is necessary to be disclosed in connection with pursuing any legal action for remedies under, or asserting any defenses under, this Agreement; (vii) to any of such Party’s lender(s), financial advisor(s) pursuant to or in connection with any financing arrangement existing or to be obtained, or (viii) to a third party in connection with a merger, combination, or consolidation with or acquisition by said third party of substantially all of a Party’s assets or issued and outstanding voting securities.  In all such cases described in the foregoing clauses (v) and (vi), the disclosing Party shall disclose information only to the extent required to fulfill such purpose or legal requirement.  If any Party bound hereby becomes legally compelled to disclose any confidential information, such person shall promptly notify the owner of such information of such fact so that the owner may seek an appropriate remedy to prevent such production, and request the person demanding such production to allow the owner a reasonable period of time to seek such remedy.

10.2         Nondisclosure.  The Purchaser and the Seller hereby agree to keep the terms of this Agreement confidential and will not disclose the terms hereof to any third persons or entity, except as required (i) by law, (ii) in connection with any investigation or audit by a governmental authority, including the Internal Revenue Service and CMS, (iii) in connection with any suit or proceeding with respect to this Agreement, (iv) in connection with the filing of any Tax returns concerning the Business, (v) in connection with any billing activities related to the Business, (vi) in connection with the rendering or reimbursement of any medical services rendered by the Business, (vii) to any of such Party’s lender(s), financial advisor(s), pursuant to or in connection with any financing arrangement existing or to be obtained, or (viii) to a third party in connection with a merger, combination, or consolidation with or acquisition by said third party of substantially all of a Party’s assets or issued and outstanding voting securities.  In all such cases, the disclosing Party shall disclose information only to the extent required to fulfill such purpose or legal requirement.  If any Party bound hereby becomes legally compelled to disclose any confidential information, such person shall promptly notify the owner of such information of such fact so that the owner may seek an appropriate remedy to prevent such production, and request the person demanding such production to allow the owner a reasonable period of time to seek such remedy.  Purchaser shall provide Seller with a courtesy copy of any press release, publicity statement or other public notice to be issued by Purchaser relating to this Agreement, or the transactions contemplated by this Agreement prior to its release to the public or the media.

ARTICLE 11

CONDITIONS PRECEDENT TO PURCHASER’S PERFORMANCE

The obligations of the Purchaser to purchase the Acquired Assets under this Agreement are subject to the satisfaction, at or before the Closing, of all the conditions set out below in this Article 11.  Purchaser may waive in writing any or all of these conditions.

11.1         Accuracy of Seller’s Representations and Warranties. All representations and warranties by the Seller in this Agreement as of the date hereof shall be true in all material respects on and as of the Closing as though made at that time (except that the representations and warranties which are qualified as to “materiality: or “Material Adverse  Change” and the like shall be true and correct in all respects as so qualified).

11.2         Seller’s Performance. The Seller shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by the Seller on or before the Closing Date, except where the failure to comply therewith or perform would not have a material adverse effect on Purchaser.

11.3         Certification by Seller. Purchaser shall have received the certificates of the appropriate manager(s) and/or authorized officer(s) of the Seller as set forth above in Sections 5.1(b).

11.4         Absence of Litigation. Except as set forth on Schedule 6.11, no action, suit or proceeding before any court or any governmental body or authority pertaining to, or any restraining order or injunction to prevent, the transactions contemplated by this Agreement or to its consummation shall have been instituted, threatened or issued on or before the Closing Date.

11.5        Termination of Employment.  As of the Closing Seller shall have terminated all of the employees and independent contractors providing services to Seller at the Seller’s Facility.

11.6         Condition of Acquired Assets. There has been no Material Casualty Event.

ARTICLE 12

CONDITIONS PRECEDENT TO SELLER’S PERFORMANCE

The obligations of the Seller to sell and transfer the Acquired Assets under this Agreement are subject to the satisfaction, at or before the Closing, of all the conditions set out below in this Article 12.  The Seller may waive in writing any or all of these conditions.

12.1         Accuracy of Purchaser’s Representations and Warranties. The representations and warranties by Purchaser contained in this Agreement shall be true on and as of the Closing as though such representations and warranties were made on and as of that time (except that the representations and warranties which are qualified as to “materiality: or “material adverse effect” and the like shall be true and correct in all respects as so qualified).

12.2         Purchaser’s Performance. Purchaser shall have performed and complied with all covenants and agreements, and satisfied all conditions that it is required by this Agreement to perform, comply with or satisfy, before or at the Closing, except where the failure to comply therewith or perform would not have a material adverse effect on Purchaser.

12.3         Absence of Litigation. No action, suit or proceeding against or involving Purchaser, before any court or any governmental body or authority pertaining to, or any restraining order or injunction to prevent, the transactions contemplated by this Agreement or its consummation shall have been instituted, threatened or issued on or before the Closing Date.

12.4         Corporate Approval. The execution and delivery of this Agreement by the Purchaser is and the performance of its respective covenants and obligations under it shall have been duly authorized by all necessary limited liability company action of the Purchaser, as the case may be, and the Seller shall have received copies of all resolutions pertaining to the Purchaser’s authorization, certified by the secretary or person serving in a similar capacity of each of the Purchasers.

12.5         Certifications by Purchaser.  Seller shall have received the certificates of the appropriate officer(s) and/or manager(s) of the Purchaser as set forth in Section 5.2(c) above.

12.6        Purchase Price. Purchaser shall have delivered the Purchase Price in accordance with Section 3.3.

12.7        No Material Casualty Event.  There has been no Material Casualty Event.

ARTICLE 13

INDEMNIFICATION

13.1         Seller’s Indemnity. Subject to the limitations set forth in Sections 6.20 and 14.5, the Seller hereby agrees to indemnify and hold Purchaser and its respective officers, employees, managers, directors, shareholders, members, affiliates, agents, representatives, attorneys, successors and assigns (collectively “Representatives”) harmless from and against any and all losses, liabilities, costs, obligations, damages, deficiencies and expenses (including reasonable attorneys’ fees and related costs) of whatsoever kind, description or nature (collectively “Damages”) which may be sustained, incurred or suffered by it or them (regardless of whether or not such Damages relate to any third-party claim) as a result of or relating to:

(a)           Representations; Warranties; Covenants. A breach by the Seller of any representation, warranty, condition, covenant or agreement made by the Seller in this Agreement, or in any undertaking made by the Seller pursuant to the terms of this Agreement or any other instruments herewith or in connection with the transactions contemplated hereby, both as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, or in any closing certificate;

(b)           Operation of Business. Any Damages directly related to the Operation of the Facility during the period of Seller’s ownership of the Facility.  The Operations of Seller’s Facility, the filing, reporting or failure to file or report information or documents with third party payors relating to the Seller’s Facility, the Seller’s business, or the use of the Acquired Assets during the period of Seller’s ownership, or any services rendered by the Seller with respect to the Operations of the Seller’s Facility during the period of Seller’s ownership;

(c)           Taxes. Any Tax liability or deficiency (including any penalties and/or interest) of Seller relative to the Operation of Seller’s Facility directly related to periods of Seller’s ownership of the Facility;

(d)           Liabilities. Any failure of Seller to timely pay or otherwise discharge or satisfy any of its retained Liabilities;

(e)           Bulk Sales.  Any claim by a creditor of the Seller, asserting that the Seller has failed to comply with the bulk sales statutes of the jurisdiction applicable to the Seller, its Operations or the claimant.

(f)           Medicare/Medicaid Payments. Any Medicare/Medicaid or third party payor liability or deficiency of Seller including, but not limited to, any false claim or overpayment liabilities of Seller existing, arising or accruing during the period of Seller’s ownership of the Facility, regardless of any statutory allocation or provision for successor or other liability.

(g)           Environmental. Any Damage or Liability for the cleanup or removal of any Hazardous Substances first introduced to the Facility, or violation of Environmental Law, prior to the Closing Date; and

(h)           Employees. Any actual or alleged Damage or Liability with respect to any employee of Seller in connection with his or her employment or termination of employment prior to the Closing Date.

13.2         Purchaser’s Indemnity. The Purchaser hereby agrees to indemnify and hold the Seller and its Representatives harmless from and against any and all Damages which may be sustained, incurred or suffered by them as a result of or relating to:

(a)           Representations; Warranties; Covenants. A breach by the Purchaser of any representation, warranty, condition, covenant or agreement made by the Purchaser in this Agreement, in any undertaking made by the Purchaser pursuant to the terms of this Agreement or any other instruments herewith or in connection with the transactions contemplated hereby;

(b)           Acquired Assets. The use of the Acquired Assets by Purchaser after the Closing Date, provided the same is not the result of any breach of any representation, warranty, covenant or condition of the Seller; and

(c)           Assumed Liabilities.  Any failure of the Purchaser to timely satisfy or otherwise discharge any of the Assumed Liabilities;

(d)           Services.  The provision, delivery or sale by Purchaser at any time after the Closing Date of any services in connection with the operation of the Business or the Facility at the Premises; and

(e)           Any Tax Liability or deficiency (including any penalties and/or interest) of Purchaser relative to Operations of the Facility after the Closing Date.

13.3         Notice of Claims. If any claim is made against any of the Purchaser or the Seller, that, if sustained, may give rise to a right of indemnity under this Article 13, the Party or Parties having the claim made against it (each an “Indemnitee”) shall give the other Party or Parties (each an “Indemnitor”) notice thereof (specifying the nature and amount of the claim and giving each Indemnitor the right to contest the claim) within fifteen (15) days of becoming aware of such claim (“Notice of Claim”).  Failure of an Indemnitee to provide timely Notice of Claim shall not release any Indemnitor of its obligations under this Article 13, except to the extent, if at all, that any such Indemnitor shall have been prejudiced thereby.

13.4         Right to Contest. An Indemnitee shall afford each Indemnitor the opportunity, at Indemnitor’s own expense, to assume the defense or settlement of any such claim, with counsel of its own choosing. In connection therewith, the Indemnitee shall cooperate fully to make available all pertinent information under its control and shall have the right to join in the defense, at its own expense, with counsel of its own. If an Indemnitor does not elect to undertake the defense of a claim on the terms provided below, the Indemnitee shall be entitled to undertake the defense or settlement of the claim at the expense of and for the account and risk of such Indemnitor, as provided under this Article 13. An Indemnitor shall have the right to assume the entire defense of a claim hereunder provided that (a) Indemnitor gives written notice of its desire to defend such claim (the “Notice of Defense”) to Indemnitee within fifteen (15) days after Indemnitor’s receipt of the Notice of Claim; (b) Indemnitor’s defense of such claim shall be without cost to Indemnitee or prejudice to Indemnitee’s rights under this Article 13; (c) counsel chosen by Indemnitor to defend such claim shall be reasonably acceptable to each Indemnitee; (d) Indemnitor shall bear all costs and expenses in connection with the defense and settlement of such claim; (e) each Indemnitee shall have the right to receive periodic reports from Indemnitor and Indemnitor’s counsel; and (f) Indemnitor will not, without each Indemnitee’s written consent, settle or compromise any claim or consent to any entry of judgment which does not include as an unconditional term thereof the giving by the claimant or plaintiff of a release of all liability with respect to the claim. Solely for purposes of subsection (e) above, Indemnitor shall waive its attorney-client privilege.

13.5         Payment of Indemnity. In the event that any claims made with respect to any of the matters set forth herein are determined to give rise to Indemnitee’s right to indemnification, the amount for which Indemnitee is to be indemnified shall be paid by the Indemnitor by delivery of a certified check or cashier’s check to Indemnitee for such amount within thirty (30) days after the date such determination is made.

13.6         Survival; Limitations. Notwithstanding (a) the making of this Agreement, (b) any examination made by or on behalf of the Parties hereto, (c) the Closing hereunder, and (d) the subsequent dissolution or liquidation of any of the Parties to this Agreement, the respective representations, warranties, covenants, agreements and indemnities of the Parties contained herein or in any Schedule, Exhibit, certificate or other document delivered pursuant hereto or in connection herewith shall survive for the following periods (as applicable, the “Survival Periods”):  (i) the representations and warranties made in Sections 6.1 and 7.1, shall survive until expiration of the applicable statute of limitations for the underlying cause of action;(ii) the covenants and agreements required to be performed under Sections 9.1(c) and 9.1(g), shall survive for a period of two (2) years after the Closing Date; (iii) the covenants and agreements under Section 9.2, which shall survive for a period of five (5) years after the Closing Date; (iv) the covenants and agreements under Section 9.1(a)(i), which shall survive for a period of ten (10) years after the Closing Date; and (v) all representations, warranties, covenants, agreements and indemnities of the Parties that are not otherwise identified in clauses (i) through (iv) above (collectively, the “General Covenants”) shall survive for a period of eighteen (18) months after the Closing Date.  Subject to the limitations set forth in Sections 6.20 and 14.15, if Purchaser determines that Seller has defaulted on, or breached or violated any of its covenants, representations or warranties contained in this Agreement or otherwise defaulted in its obligations under this Agreement in any manner and such default is not cured within ten (10) business days following written notice from Purchaser, then Purchaser shall have the right to pursue an action against Seller for the actual damages (excluding consequential, speculative and punitive damages) incurred by Purchaser.  Any action that is not brought by a party prior to the conclusion of the applicable Survival Period shall thereafter be barred; provided that if a party delivers to the other party prior to the conclusion of the applicable Survival Period a written notice (i) stating its intention to file a legal action against the other party, and (ii) setting forth in reasonable detail the grounds for such legal action, then such party shall have an additional thirty (30) calendar days following the conclusion of the applicable Survival Period in which to file, and serve upon the other party, the complaint in such legal action.

13.7         Additional Remedies; Set-off. The rights of indemnification contained in this Article 13 shall be in addition to any other rights or remedies that any party may have at law or equity.  Purchaser shall not have the right to withhold and deduct any sum that may be owed to any Purchaser as an Indemnitee under this Article 13 from any amount otherwise payable by the Purchaser to the Seller.

13.8         Waiver of Bulk Sales Law.  Seller and Purchaser hereby agree to waive the requirements of any bulk sales law.

13.9         Guaranty by St. Thomas More, LLC.  STM shall guaranty to Purchaser, during the Survival Period for such General Covenants, the performance by Seller of the General Covenants of Seller pursuant to the terms and conditions of the Guaranty which is attached to this Agreement as Exhibit “D” (the “Guaranty”).

ARTICLE 14

REMEDIES AND TERMINATION

14.1         Equitable Relief. Inasmuch as the damages which may accrue to the Purchaser arising out of a breach or anticipatory breach of this Agreement by the Seller may be irreparable and/or unascertainable, Purchasers shall have the right, in addition to and not in lieu of any other right and/or remedy it may have, to seek and secure equitable relief, including, without limitation, temporary and/or permanent injunctive relief with respect to any breach or anticipatory breach of this Agreement by the Seller.

14.2         Recovery of Litigation Costs. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

14.3         Conditions Permitting Termination. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)           Mutual Agreement.  By mutual written agreement of all Parties hereto;

(b)           Closing Not Consummated.  If the Closing shall not have occurred on or prior to the Closing Date as the same may be extended per Section 4.1 above; provided, however, that a Party shall not have the right to terminate under this Section 14.3(b) if such Party’s (or such Party’s affiliates) failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

(c)           Litigation Precluding Transactions.  Either party may, on or prior to the Closing Date, terminate this Agreement by written notice to the other, without liability to the other, if any bona fide action or proceeding shall be pending against either party on or prior to the Closing Date that could result in a judgment, decree or order that would prevent or make unlawful the carrying out of this Agreement or would cause the consummation of this Agreement and the contemplated transactions to have a material adverse effect on the Party seeking termination;

(d)           Material Adverse Change.  By Purchaser upon the occurrence of a Material Adverse Change;

(e)           Material Casualty Event.  By either party upon a Material Casualty Event.

(f)           Disapproval of Water System.  By Purchaser, upon written notice to Seller based upon Purchaser’s disapproval of Purchaser’s testing and inspection of the water system for the Facility, (i) which testing and inspection must occur, if at all, within three (3) business days following mutual execution of this Agreement by Seller and Purchaser (the “Water Testing Period”), (ii) which testing shall occur during the evening hours on not more than two (2) days within the Water Testing Period (during which time Seller shall make the water system available to Purchaser for such testing), and (iii) any written notice of termination must be delivered by Purchaser to Seller no later than two (2) business days following conclusion of the Water Testing Period, and if not so delivered, Purchaser shall be deemed to have waived its right to terminate this Agreement pursuant to this Section 14.3(f).

(g)           Breach.  In the event that either of the Purchaser or Seller has breached, violated or otherwise defaulted under any representation, warranty, condition or covenant hereby.

The date on which this Agreement is terminated pursuant to any of the foregoing subsections of this Section 14.3 is herein referred to as the “Termination Date.”

14.4         Effect of Termination. (a) Upon termination of this Agreement as provided for in subparagraphs (a), (c), (d), (e) or (f) above, but exclusive of any termination of this Agreement under subparagraphs (b) or (g) above:

(i)            No Liability. There shall be no liability of any party to the other;

(ii)           Restrictive Covenant.  Section 9.1(a) shall no longer be binding;

(iii)          Confidentiality. Article 10 shall survive with respect to the confidentiality provisions;

(iv)          Repayment. Any monies paid, extended or placed in escrow to the Seller by Purchaser shall be immediately repaid to Purchaser by the Seller; and

(v)           Other Documents. Exhibits B, C and D, reflecting the Bill of Sale and Assignment and Assumption Agreement, the Lease and the Guaranty, will be ab initio, void and of no effect, and to the extent issued and delivered, such document shall be returned to the issuing party.  The Purchaser shall have sole discretion with respect to the simultaneous termination or voiding of any medical director and/or lease agreement entered into with any third party.

(b)           Damages for Violation, Breach or Default.  Subject to the limitations set forth in Sections 6.20 and 14.5, in the event of a Party’s termination of this Agreement as a result of another Party’s failure to proceed to Closing at the Closing Date or due to a violation or breach of or other default under any representation, warranty, condition or covenant contained herein, in addition to the immediate return of any Initial Deposit to the Purchaser in such case that the Seller is the party that has failed to close or has violated or otherwise breached or defaulted under this Agreement, the terminating Party may seek any damages, expenses and costs suffered and incurred by the terminating Party; provided, however, that the prevailing party in any such action or proceeding shall  be entitled to fees, costs and expenses (including reasonable attorney’s fees) incurred in such action.

14.5         Limitation of Liability.

(a)           Notwithstanding anything to the contrary contained herein:  (i) Seller shall have no liability (and Purchaser shall make no claim against Seller or any member or employee of Seller) for a breach of any representation or warranty or any other obligation of Seller under this Agreement or any document executed by Seller in connection with this Agreement, unless the valid claims for all such breaches collectively aggregate to more than Ten Thousand Dollars ($10,000); (ii) the liability of Seller under this Agreement and such documents shall not exceed, in the aggregate, an amount equal to Six Million Dollars ($6,000,000) under any circumstances; and (iii) in no event shall Seller be liable for any consequential, special or punitive damages.  The provisions of this Section 14.5 shall not apply to any breach by Seller of its obligations under Section 9.1(a)(i) or to any acts by Seller of intentional fraud or intentional misrepresentation.

(b)           No member or employee of Seller, shall have any personal liability, directly or indirectly, under or in connection with this Agreement or any agreement made or entered in to under or pursuant to the provisions of this Agreement, except for any acts by a member or employee of Seller of intentional fraud or intentional misrepresentation.

ARTICLE 15

MISCELLANEOUS

15.1         Finders. Purchaser and Seller shall each be responsible for their own costs and expenses incurred by them in connection with any finder or broker.  Each of the parties represents that it has not dealt with any finder or broker in connection with any of the transactions contemplated by this Agreement and shall indemnify, defend and hold harmless the other party from any claims.

15.2         Entire Agreement. This Agreement contains, and is intended as a complete statement of, all of the terms of the agreement between the Parties with respect to the matters provided for herein, supersedes any previous agreements and understandings (whether written or oral) between the parties with respect to those matters and cannot be amended or changed except by a written instrument duly executed by or on behalf of all of the Parties hereto.

15.3         Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any person other than the Parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any Party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any Party to this Agreement.

15.4         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland applicable to agreements made and to be performed in Maryland.

15.5         Headings; Exhibits and Schedules. The Article and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. All Exhibits attached to this Agreement and the Schedules and certificates delivered pursuant to this Agreement shall be deemed part of this Agreement and incorporated herein, where applicable, as if fully set forth therein.

15.6         Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when (a) delivered personally, (b) deposited with a commercially recognizable national overnight courier, or(c) if sent my registered or certified mail, postage prepaid and return receipt requested, two (2) business days after its deposit in the U.S. mail, to the Parties at the following addresses (or to such other address as a party may have specified by notice duly given to the other party in accordance with this provision):

If to Purchasers:	DCA of Hyattsville, LLC
c/o Dialysis Corporation of America
1302 Concourse Drive, Suite 204
Linthicum, MD 21090
Attn: President

With a copy to:	Jaffe & Falk, LLC
Heights Plaza
777 Terrace Avenue (Suite 503)
Hasbrouck Heights, NJ 07604
Attn: Joshua M. Jaffe, Esq.

If to Seller:	St. Thomas More Dialysis Center, LLC
c/o Neiswanger Management Services, LLC
4922 LaSalle Road
Hyattsville, MD 20782
Attn: Matthew W. Neiswanger, COO

With a copy to:	Jeffrey J. Renzulli, Esq.
Sack, Harris & Martin, PC
8270 Greensboro Drive, Suite 810
McLean, Virginia 22102

And with a copy to:	Richard Lawrence, Esq.
2815 Townsgate Road, Suite 140
Westlake Village, CA 91361

15.7        Severability. If any part or provision of this Agreement or any other agreement, document or writing delivered pursuant to or in connection with this Agreement shall be declared invalid or unenforceable under the applicable law by a court of competent jurisdiction, said provision or part shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts or provisions of this Agreement or said other agreement, document or writing.

15.8        Waiver. Any Party may waive compliance by another Party with any of the provisions of this Agreement. No waiver of any provision shall be construed as a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. Any waiver must be in writing.

15.9        Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by a Party (by operation of law or otherwise) without the prior written consent of the other parties and any attempted assignment without the required consent shall be void.

15.10      Counterparts. This Agreement may be signed in any number of counterparts and all such counterparts shall be read together and construed as but one and the same document.

15.11      Expenses. Whether or not the transactions contemplated hereby shall be consummated, each of the parties hereto shall pay its own expenses and costs (including, without limitation, the fees, disbursements and expenses of its attorneys, accountants and consultants), incurred by it in negotiating, preparing, closing and carrying out this Agreement and the transactions contemplated hereby, except as otherwise expressly provided herein.

15.12      Transition. The Seller and Purchaser will mutually cooperate to assist Purchaser in a smooth transition of the ownership of the Acquired Assets.

15.13      Satisfaction of Conditions Precedent. The Seller and Purchaser will each use their best efforts to cause the satisfaction of the conditions precedent contained in this Agreement; provided, however, that nothing contained in this Section 15.13 shall obligate any party hereto to waive any right or condition under this Agreement.

15.14      Legal Advice. The Seller and Purchaser acknowledge that they have had the opportunity to consult with independent counsel of their choice with regard to the transactions contemplated under this Agreement prior to the execution of this Agreement.

[signatures on following page]

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Parties hereto have caused this Agreement to be duly executed and delivered under seal by their respective duly authorized officers as of the date and year first above written.

SELLER:

ST. THOMAS MORE DIALYSIS CENTER, LLC
a Maryland limited liability company

By:	G&L SENIOR CARE PROPERTIES, LLC,
a Nevada limited liability company
Its: Managing Member

		By:	/s/ Steven D. Lebowitz
Steven D. Lebowitz, Managing Director

By:	M&J HYATTSVILLE, LLC,
a Maryland limited liability company
Its: Member

	By:	/s/ Matthew W. Neiswanger
Matthew W. Neiswanger, Manager

PURCHASER:

DCA OF HYATTSVILLE, LLC,
a Maryland limited liability company

By:	/s/ Stephen W. Everett
Name:	Stephen W. Everett
Title:	President

SCHEDULES AND EXHIBITS*

Schedules

1.1(a)	Equipment	1.1(a); 6.16;
1.1(b)	Inventory	1.1(b); 6.15; 6.16
1.1(d)	Licenses	1.1(d); 6.16
1.1(e)	Assumed Agreements	1.1(e); 6.6
1.1(g)	Utility Security Deposits	1.1(g)
1.1(j)	Leasehold Improvements	1.1(j)
1.3(f)	Excluded Assets	1.3
3.4	Allocation of Purchase Price	3.4
4.1	Deliverables	4.1
6.2	Consents	6.2
6.4	Absence of Certain Changes	6.4
6.5	Liens Constituting Permitted Encumbrances	6.5
6.6	Contracts	6.6; 12.10
6.8	Employees and Independent Contractors	6.8
6.9 (a) & (c)	Environmental	6.9 (a) & (c)
6.11	Litigation	6.11
6.13	Insurance	6.13

Exhibits

A	Initial Escrow Agreement	3.3(b)
B	Bill of Sale	5.1(a); 14.4(a)(v)
C	Lease	5.1(i); 14.4(a)(v)
D	Guaranty	5.1(j); 14.4(a)(v)
E	Amendment of NMS Lease	5.1(k); 14.4(a)(v)

*	Pursuant to Regulation S-K Item 601 (b)(2), the Registrant agrees to furnish supplementally to the Commission a copy of any omitted schedule hereto upon the Commission's request for the same.